Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco PBL Entertainment’s Agreement with Ama International

New York, November 9, 2007 – Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL) (“MPEL”), a developer and owner of casino gaming and entertainment resort facilities focused exclusively on the Macau market, today confirms that one of its Macau subsidiaries, Melco PBL Gaming (Macau) Limited (“MPBL Gaming”), has entered into a Gaming Promotion agreement with Ama International Limited (“Ama”), a gaming promoter licensed by the Macau government. This agreement with Ama represents one of over 20 agreements that MPBL Gaming has entered into with licensed gaming promoters in Macau.

Under the Gaming Promotion agreement, Ama has agreed to exclusively promote VIP gaming business at Crown Macau. Ama has appointed a number of collaborators, to consolidate a significant majority of their existing VIP business under the Ama Gaming Promotion agreement. The necessary filing with respect to the collaborators has been made with the Macau government. Full VIP gaming business operations under the Ama Gaming Promotion agreement at Crown Macau are expected to commence before year end 2007.

The Gaming Promotion agreement has a three year term and is automatically renewed for successive periods of two years on the same terms, unless terminated. The ability of Ama to perform its obligations under the Gaming Promotion agreement is dependent on a number of factors outside of our control including the ability of Ama to secure significant funding from its identified source and business associate, A-Max Holdings Limited (0959 HK) (“A-Max”). Any capital raising by A-Max remains subject to shareholder approval, scheduled for a meeting of its shareholders to be held on November 21, 2007.

The details of A-Max’s capital raising are set out in a circular which was cleared by the Hong Kong Stock Exchange (HKSE) on November 1, 2007 for publication.

As stated in our prospectus dated October 31, 2007, due to the flexibility of the multi-floor layout at Crown Macau, we are able to reconfigure Crown Macau to meet the evolving demands of our patrons and target specific segments we deem attractive on a periodic basis. We have commenced on a reconfiguration of Crown Macau to further target the VIP gaming segment and this reconfiguration is scheduled for completion in conjunction with the planned commencement of Ama’s operations at Crown Macau. Works to reconfigure those areas will substantially reduce mass market table game and gaming machine capacity at Crown Macau, although we do not expect a material impairment to Crown Macau’s mass market gaming volumes as a result of this reduction in capacity. The reconfiguration is not expected to materially affect Crown Macau’s existing VIP gaming areas. Following completion of the reconfiguration, Crown Macau is expected to have approximately 204 VIP gaming tables, 55 mass market gaming tables, and 230 gaming machines.

Evolution of the Macau VIP Gaming Market

The Ama business model is new to the Macau gaming market. Ama provides substantial liquidity to its VIP gaming collaborators which may not be otherwise available to them under their existing arrangements which may be in place with other casino operators in Macau today. We understand that it is the working capital solution provided by Ama to its collaborators which provides the primary incentive for collaborators to consolidate their operations under the Ama Gaming Promotion agreement.

Under the Ama business model, the VIP gaming collaborators will continue to earn commissions up to an amount which is comparable to the prevailing rate that is available to them in the market today. We do not believe that the Ama business model affects prevailing market commission rates for junket operators in Macau.

In addition to the market average commission rate earned by its collaborators, Ama will earn a fee under the Gaming Promotion agreement for providing significant working capital to its collaborators. Taken together with the current market average of junket commissions, the total commission fee payable to Ama will not exceed 1.35%. To reach this level of aggregate commission, monthly turnover generated pursuant to our agreement with Ama must exceed agreed-upon thresholds. There can be no assurance that our agreement with Ama will result in these turnover thresholds being achieved.

About Melco PBL Entertainment (Macau) Limited

Melco PBL Entertainment (Macau) Limited is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited, an operator of casino gaming and entertainment casino resort facilities focused exclusively on the Macau market. MPBL Gaming is one of six companies granted concessions or sub-concessions to operate casinos in Macau. Its first property, Crown Macau (www.crown-macau.com), opened on May 12, 2007. Other development projects include City of Dreams, an integrated casino resort located in Cotai. MPEL’s business also includes the Mocha Clubs, which feature a total of approximately 1,100 gaming machines in seven locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-pbl.com.

MPEL has strong support from both of its founding shareholders, Melco International Development Limited (“Melco”) and Publishing & Broadcasting Limited (“PBL”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned by Mr. Lawrence Ho, who is also a Co-Chairman and the CEO of MPEL. PBL is a top-20 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman of MPEL.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our prospectus on Form F-1, filed on November 1, 2007, as amended, and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Geoffrey Davis, CFA

Senior Vice President – Corporate Finance

Tel: 212.671.1936

Email: geoffreydavis@melco-pbl.com